 Exhibit 99.1

Niu Technologies Provides First Quarter 2023 Sales Volume Update

BEIJING, China, April. 04, 2023 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the first quarter 2023.

	1Q 2023	1Q 2022	YoY%
China Market	81,518	148,987	-45.3%
International Markets	12,889	14,672	-12.2%
Total	94,407	163,659	-42.3%

In the first quarter of 2023, NIU sold 94,407 units, including e-motorcycles, e-mopeds, e-bicycles and kick-scooters. The number of units sold in China market and international markets were 81,518 and 12,889.

Sales volume in China market saw a decline of 45.3% year-over-year. The decline was mainly due to the continued impact of higher lithium-ion battery costs, which have been affecting us since the second quarter of 2022. While we have seen a slight recovery in retail sales in some regions, wholesale sales remained relatively weak, despite the positive responses our new models have received from both the industry and our customers. Our SQi recently won the “Red Dot: Best of the Best” award, the highest award in the competition, for its groundbreaking design in the two wheeler category. As of the end of the first quarter, we had delivered nearly 5,000 units of SQi in total. Our UQi+ also won a “Red Dot” award for its outstanding design quality. To further showcase our unique and strong design capabilities, we plan to release four to five new models starting from late April. We are optimistic that these new products will be well received by our customers and help boost our wholesale sales.

In international markets, total sales volume was 12,889 units, including approximately 11,000 units of kick-scooters. In the first quarter, two-thirds of the kick-scooters sold were our most high-end KQi3 series. Our kick-scooters have consistently received positive recognition from our customers in Europe, North America and Pan-Asia for high-quality and excellent performance. We believe that our well-recognized NIU brand, together with our innovative design and continual expansion of product offerings, position us favorably to capture the enormous growth potential in the global market.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) four electric scooter and motorcycle series, NQi, MQi, UQi and Gova, (ii) one kick-scooter series, KQi, (iii) one high performance motorcycle series, RQi, (iv) one hybrid motorcycle series, YQi and (v) one e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com